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STANTEC INC.
10160 - 112 Street
Edmonton AB T5K 2L6
Tel: (780) 917-7000 Fax: (780) 917-7330
STANTEC.com

[STANTEC LOGO]                                                    [50 YEAR LOGO]

March 30, 2004
File: 199-99001

Autorite des marches financiers
800, square Victoria, 22e etage
C.P. 246, Tour de la Bourse
Montreal QC H4Z 1G3

REFERENCE:  STANTEC INC. ("STN")
            ORDER GRANTED JUNE 13, 1997
            DECISION NO 1416-OFIC-1997
            DOSSIER NO 11793

Pursuant to the Order and Section 114 of the Regulations to the Securities Act (Quebec), the following transactions occurred within the STN Employee Share Option Plan between December 31, 2002 and December 31, 2003: On December 31, 2002 there were stock options outstanding in respect of 1,236,200 Common Shares and the number of common shares reserved for issuance as options was 1,748,438. The 2003 transactions are as follows:

1. On January 17, 2003, options to acquire 5,000 Common Shares @ $3.50/share were exercised.

2. On January 17, 2003, options to acquire 6,000 Common Share @ $3.60/share were exercised.

3. On January 17, 2003, options to acquire 5,500 Common Shares @ $6.00/share were exercised.

4. On January 17, 2003, options to acquire 2,500 Common Shares @ $5.50/share were exercised.

5. On January 17, 2003, options to acquire 2,664 Common Shares @ $7.00/share were exercised.

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STANTEC

March 30, 2004
Page 2 of 2

REFERENCE:  STANTEC INC. ("STN")
            ORDER GRANTED JUNE 13, 1997
            DECISION NO 1416-OFIC-1997
            DOSSIER NO 11793

6. On March 5, 2003, options to acquire 10,000 Common Shares @ $3.60/share were exercised.

7. On March 5, 2003, options to acquire 45,000 Common Shares @ $6.00/share were exercised.

8. On March 21, 2003, options to acquire 1,500 Common Shares @ $6.00/share were exercised.

9. On May 5, 2003, options to acquire 6,000 Common Shares @ $6.00/share were exercised.

10. On May 7, 2003, options to acquire 2,500 Common Shares @ $3.50/share were exercised.

11. On May 7, 2003, options to acquire 4,000 Common Shares @ $6.00/share were exercised.

12. On May 9, 2003, options to acquire 4,000 Common Shares @ $3.375/share were exercised.

13. On May 27, 2003, options to acquire 1,500 Common Shares @ $6.00/share were exercised.

14. On August 20, 2003, options to acquire 3,500 Common Shares @ $6.00/share were exercised.

15. On August 22, 2003, options to acquire 3,000 Common Shares @ $3.60/share were exercised.

16. On August 29, 2003, options to acquire 6,500 Common Shares @ $6.00/share were exercised.

17. On October 7, 2003, options to acquire 2,500 Common Shares @ $3.50/share were exercised.

18. On October 7, 2003, options to acquire 3,000 Common Shares @ $3.60/share were exercised.

19. On October 7, 2003, options to acquire 2,000 Common Shares @ $6.00/share were exercised.

20. On October 22, 2003, options to acquire 600 Common Shares @ $14.50/share were exercised.

21. On December 10, 2003, options to acquire 2,000 Common Shares @ $14.50/share were exercised.

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STANTEC

March 30, 2004
Page 3 of 3

REFERENCE:  STANTEC INC. ("STN")
            ORDER GRANTED JUNE 13, 1997
            DECISION NO 1416-OFIC-1997
            DOSSIER NO 11793

22. On December 19, 2003, options to acquire 157,500 Common Shares @ $21.00/share were granted.

As a result of these transactions, as at December 31, 2003 there were stock options outstanding in respect of 1,419,100 Common Shares and the number of common shares reserved for issuance as options was 1,629,174.

Sincerely,

STANTEC INC.

("Signed")

Jeffrey S. Lloyd
Vice President
Tel: (780) 917-7016
Fax: (780) 917-7330 \
jlloyd@stantec.com